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                                                                   EXHIBIT 16.1

May 13, 1999

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Ladies and Gentlemen:

KPMG LLP ("KPMG") was previously the principal accountants for Orbital Sciences Corporation ("Orbital" or the "Company") and under date of February 16, 1999, except as to note 12 which is as of March 18, 1999, we reported on the consolidated financial statements of the Company as of and for the years ended December 31, 1998 and 1997. Our appointment as principal accountants was terminated by the Company on April 22, 1999. We have read the Company's statements included in Item 4 of its Form 8-K dated April 28, 1999 ("Item 4") and we agree with those statements, except as follows:

KPMG is not in a position to agree or disagree with the Company's statement in the first sentence in the first paragraph of Item 4, to the effect that the Company had determined to change auditors "at the direction of the Audit and Finance Committee of the Board of Directors".

KPMG is not in a position to agree or disagree with the Company's statement in the second sentence of the first paragraph of Item 4 that, "The Company has selected a major international independent auditing firm, subject to the firm's completion of its pre-acceptance procedures, to audit the Company's consolidated financial statements for the year ending December 31, 1999."

KPMG believes that the statements in the third paragraph of Item 4 should be clarified to indicate the unaudited nature of quarterly financial information restated by the Company.

KPMG does not agree with the second sentence of the third paragraph of Item 4 because we believe it does not accurately characterize the nature of the adjustments the Company made to its unaudited quarterly financial statements for the first three quarters of the fiscal year ended December 31, 1998 and to the unaudited financial information for the fourth quarter of that fiscal year. Specifically, KPMG believes that the adjustments were not based solely on "KPMG's interpretation of the specific accounting standards." To the contrary, KPMG believes that Item 4 should have disclosed that the adjustments included:
(a) adjustments required to correct errors by the Company in recording certain transactions, which errors caused the Company to record those transactions in a manner that was inconsistent with generally accepted accounting principles; and
(b) adjustments required to correct the Company's incorrect application or incorrect interpretation of specific generally accepted accounting principles.


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KPMG does not agree with the fourth paragraph of Item 4. KPMG believes that Item
4 should have explicitly disclosed the adjustments that constituted reportable disagreements. The matters which led to these adjustments were as follows:

- During each of the four quarters of 1998, the Company capitalized an aggregate of approximately $6.6 million of product enhancement costs at its Magellan subsidiary based on an incorrect application of generally accepted accounting principles.

- During the third quarter of 1998, the Company recognized approximately $5.8 million in revenue on a contract at the Company's MacDonald Dettwiler & Associates subsidiary based on an incorrect application of generally accepted accounting principles.

- During the fourth quarter of 1998, the Company recognized approximately $1.5 million of revenue with respect to a contract, the terms of which was not finalized with the customer until after the conclusion of the quarter.

- During the fourth quarter of 1998, the Company recognized approximately $5.4 million of revenue with respect to certain of its long-term contracts through incorrect reductions to cost estimates to complete those contracts.

- During the fourth quarter of 1998, the Company recognized approximately $3.8 million of revenue with respect to a certain contract based on an incorrect application of generally accepted accounting principles.

- During the fourth quarter of 1998, the Company recognized approximately $5.1 million of revenue relating to sales to an equity method investee based on an incorrect application of generally accepted accounting principles.

For each of the matters described above, KPMG proposed adjustments, all of which were recorded by the Company, to reverse the amounts originally recorded by the Company.

KPMG also believes that Item 4 should have disclosed the following additional matters:

- In connection with the audit of the Company's consolidated financial statements as of and for the year ended December 31, 1998, KPMG advised the Company and the Audit and Finance Committee that the items referred to in KPMG's material weakness letter, dated April 14, 1999, had caused KPMG to expand significantly the scope of its audit procedures.

- On or about April 14, 1999, KPMG advised the Company that, as a result of the items identified in KPMG's material weakness letter, the restatement of the Company's unaudited results for each of the first three quarters of 1998, and the adjustments made to the Company's unaudited fourth quarter results, KPMG had re-evaluated its auditor-client relationship with the Company. KPMG further advised the Company that, as a result of that re-evaluation, KPMG had determined that it would stand for re-appointment as the


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       Company's principal accountants only if the Company hired an experienced chief accounting officer who would have the ultimate authority to make accounting decisions at the Company. KPMG advised the Company that it wished to discuss this condition of KPMG accepting re-appointment with the full Audit and Finance Committee of the Company's Board of Directors. However, before KPMG could have any such discussions with the full Audit and Finance Committee, and before the Company had indicated to KPMG if the condition for re-appointment would be met, the Company terminated KPMG's appointment.

KPMG believes that the statement in the first sentence of the fifth paragraph of
Item 4 should be clarified to indicate that KPMG's April 14, 1999 material weakness letter advised the Company that "[d]uring the performance of our audit, we identified areas of material weakness in the system of internal control over the Company's financial reporting process."

Very truly yours,

KPMG LLP